

April 3, 2013

Via E-mail
Mr. George McHenry
Executive Vice President and Chief Financial Officer
Hanger, Inc.
10910 Domain Drive, Suite 300
Austin, TX 78758

Re: Hanger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-10670

Dear Mr. McHenry:

We have reviewed your March 22, 2013 response to our verbal comments issued on February 26, 2013 and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
Note B – Significant Accounting Policies
Inventories, page F-10

1. It appears from the error you identified in your response that you concluded that work-in-process at December 31st was not consistent with your valuation of work-in-process at October 31st. Please confirm that our understanding is correct.

2. Regarding your explanation for estimating the value of work-in-process at December 31st, clarify how you use the process described in the first two bullets of page 2 of your response to, as you say in the third bullet, roll-forward work-in-process inventory from October 31st to December 31st. In this regard, your response seems to explain what you recognized in the income statement for materials, labor and overhead in November and December but does not explain how you roll forward the October 31st work-in-process

inventory to arrive at the December 31st work-in-process inventory at a value that approximates lower of cost or market using FIFO. In addition, tell us how the rolling forward the October 31st work-in-process inventory to arrive at the December 31st balance is consistent with the gross profit method you describe in your revised accounting policy disclosure on page 3 of your response.

3. Confirm for us that the process you use to arrive at work-in-process inventory at December 31st is consistently applied during the quarters ended March 31, June 30 and September 30 to arrive at ending work-in-process inventory.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, 3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant